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SECURITIES A 10028128 ON

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SEC FILE NUMBER
8-27971

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Morgan Joseph & Co. Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 19th Floor
(No. and Street)

New York	New York	10020-2302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Bowman (212) 218-3802
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

OATH OR AFFIRMATION

I, Timothy J. Bowman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Joseph & Co. Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA M. MOLINAS
Notary Public, State of New York
No. 01MO6076727
Qualified in Westchester County
Commission Expires July 01, 2010

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

MORGAN JOSEPH & CO. INC.

(a wholly owned subsidiary of Morgan Joseph Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Morgan Joseph & Co. Inc.

We have audited the accompanying statement of financial condition of Morgan Joseph & Co. Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morgan Joseph & Co. Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 25, 2010

MORGAN JOSEPH & CO. INC.
(a wholly owned subsidiary of Morgan Joseph Holdings Inc.)

Statement of Financial Condition
December 31, 2009

ASSETS	
Cash and cash equivalents	**$ 17,789,581**
Due from broker	**1,723,151**
Securities owned, at fair value	**7,534,759**
Due from Parent	**1,459,776**
Accounts receivable	**1,799,862**
Deferred tax asset	**902,101**
Prepaid expenses and other assets	**722,992**
	$ 31,932,222
LIABILITIES	
Securities sold, not yet purchased, at fair value	**$ 11,750**
Compensation payable	**11,460,096**
Deferred rent	**1,221,120**
Accounts payable and other accrued expenses	**1,891,672**
	14,584,638
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value; 1,000 shares authorized; 100 shares issued and outstanding	**100**
Paid-in capital	**8,316,084**
Retained earnings	**9,031,400**
	17,347,584
	$ 31,932,222

See notes to statement of financial condition

MORGAN JOSEPH & CO. INC.
(a wholly owned subsidiary of Morgan Joseph Holdings Inc.)

Notes to Statement of Financial Condition
December 31, 2009

NOTE A - ORGANIZATION AND BUSINESS

Morgan Joseph & Co. Inc. (the "Company"), a wholly owned subsidiary of Morgan Joseph Holdings Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking services and financial advisory and capital raising services, principally related to M&A and restructuring advice, private placements and public offerings of debt and equity. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt, pursuant to paragraph (k)(2)(ii), SEC Rule 15c3-3. All securities transactions are cleared through clearing brokers pursuant to clearance agreements.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

Cash and cash equivalents consist of cash and money market funds.

[2] Revenue recognition:

Investment banking fees are recorded when the underlying transaction is consummated. Nonrefundable retainer fees are recognized after the related services are performed or rendered. Commission income, purchases and sales of securities and related expenses are recorded in the financial statements on a trade-date basis.

[3] Securities transactions and valuation:

Securities owned and securities sold, but not yet purchased, are recorded at fair value. Changes in fair value are recognized in earnings.

[4] Income taxes:

The Company's results from operations will be included in the Parent's federal, state and local tax returns, which are filed on a consolidated basis. It is the Parent's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

On January 1, 2009, the Company adopted the accounting principles that set forth the financial statement recognition, measurement and disclosure requirements of tax positions taken or expected to be taken on a tax return. The adoption resulted in no unrecognized tax benefits, which is the same at December 31, 2009. Tax years for 2006 and thereafter are subject to examination by the appropriate taxing authorities.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - FAIR VALUE OF INVESTMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The use of a fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equities	$ 116,494		$ 17,854	$ 134,348
Warrants		$ 7,400,411		7,400,411
	$ 116,494	$ 7,400,411	$ 17,854	$ 7,534,759
Securities sold, but not yet purchased:				
Equities	$ 11,750	$ 0	$ 0	$ 11,750

Securities within Level 1 which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

NOTE C - FAIR VALUE OF INVESTMENTS (CONTINUED)

Securities within Level 2 generally include less liquid and restricted equity securities and warrants.

Securities are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

When a pricing model is used to value investments, inputs to the model are adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

The values assigned to investments, and any unrealized gains or losses reported, are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

The following summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2009. The information reflects gains and losses for the full year for assets categorized as Level 3 as of December 31, 2009. The information does not include gains or losses for assets and liabilities that were transferred out of Level 3 prior to December 31, 2009.

	Equities
Balance - beginning of year	$ 67,954
Assets transferred out	(50,100)
Balance - end of year	$ 17,854
Change in unrealized gains (losses)	$ 0

The Company may receive warrants (a derivative instrument) as compensation in connection with its investment banking business. The warrants held at December 31, 2009 are included in securities owned in the statement of financial condition, comprise 98% of the total carrying value of securities owned and have a weighted average expiration date of 1.6 years. The notional amounts of the warrants, defined as the number of contracts times the fair value of the underlying instruments as if exercised at December 31, 2009, amounts to $7,400,000.

The Company has sold securities that it does not currently own, which are included in securities sold, but not yet purchased, in the statement of financial condition, and will therefore be obligated to purchase such securities in the future. The Company will incur a loss if the fair value of the securities increases subsequent to December 31, 2009.

NOTE D - INCOME TAXES

The significant components of the Company's deferred tax asset, as of December 31, 2009, are as follows:

Deferred tax asset:	
NOL carryforward	$ 35,761
NOL carryforward - state and local	1,009,914
Deferred rent	238,008
Charitable contribution	23,639
Compensation	2,924,964
Deferred tax asset	4,232,286
Deferred tax liability	(3,330,185)
Net deferred tax asset	$ 902,101

As of December 31, 2009, the Company has tax net operating loss carryforwards of approximately $79,000 which will expire in 2021 and are subject to an annual limitation in accordance with Section 382 of the Internal Revenue Code. Further, the Company has state and local net operating loss carryforwards of approximately $9,181,000 that expire in 2028 and 2029. State and local tax rules do not permit carryback treatment.

NOTE E - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into noncancelable leases for office space expiring on various dates through 2014. Further, the Parent has entered into noncancelable leases for office space expiring on various dates through 2016 which the Company occupies and which it pays all of the lease costs. The lease agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The minimum rental commitments under the leases of the Company and the Parent are set forth below:

Year Ending December 31,	
2010	$ 2,318,000
2011	2,066,000
2012	1,259,000
2013	838,000
2014	792,000
Thereafter	1,419,000
	$ 8,692,000

The leases provide for free rent periods and rent increases over the lease terms. Since the Company records rent expenses on a straight-line basis, the difference between expenses and actual payments is recorded as deferred rent.

NOTE F - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined. At December 31, 2009, the Company, under the alternative standard method, had net capital of $6,707,486 or $6,457,486 in excess of its required net capital of $250,000.

NOTE G - EMPLOYEE BENEFIT PLANS

The Company has a defined contribution profit sharing 401(k) savings plan, effective on December 1, 2001, that covers substantially all of its employees. Under the terms of the plan, employees can elect to defer up to the maximum annual dollar limit, subject to certain Internal Revenue Service limitations, by making voluntary contributions to the plan. Additionally, the Company, at the discretion of management, can elect to match up to 100% of the voluntary contributions made by its employees, but may not exceed 4% of an employee's compensation. For the year ended December 31, 2009, the Company did not contribute to the plan on behalf of its employees.

NOTE H - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations to the clearing brokers may expose the Company to risk and potential loss. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements. The Company utilizes clearing brokers that are members of major securities exchanges.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

The Company's securities owned are principally held in custodial accounts by its clearing brokers.

NOTE I - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2010, the date on which the financial statements were available to be issued.

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of
Morgan Joseph & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by Morgan Joseph & Co., Inc. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 through March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences.

3. Compared any additions and deductions reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. No overpayments were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 25, 2010

SIPC-7T (29-REV 12/09)

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027971 FINRA DEC
MORGAN JOSEPH & CO INC 6*6
600 5TH AVE FL 19
NEW YORK NY 10020-2391

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JO-KU TANG

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 89,827
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 07/30/09 Date Paid	(12,984)
C.	Less prior overpayment applied	(∅)
D.	Assessment balance due or (overpayment)	76,843
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	∅
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 76,843
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 76,843
H.	Overpayment carried forward	$(∅)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MORGAN JOSEPH & CO. INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 24 day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 36,865,073
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	628,168
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	306,295
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	
Total deductions	$ 934,463
2d. SIPC Net Operating Revenues	$ 35,930,610
2e. General Assessment @ .0025	$ 89,827 (to page 1 but not less than $150 minimum)